



pvnanocell

Signed LOI to Purchase

DigiFlex

Dot. That's the Point.

February 2017

Safe Harbor

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation are forward-looking statements. In some cases, you can identify forward-looking statements by words such as "believe," "continue," "estimate," "anticipate", "expect," "intend," "plan," "potential," "project," "seek," "will," as well as the negative of these words or other comparable terminology. These forward- looking statements include, but are not limited to, statements about: the potential market opportunities for commercializing our current and planned products; our expectations regarding the potential market size for our current and planned products; estimates of our expenses, future revenue, capital requirements, and our needs for additional financing; our ability to develop and advance our current and planned products; the implementation of our business model and strategic plans for our business and products; our ability to maintain and establish collaborations or obtain additional funding; our financial performance; and developments and projections relating to our competitors and our industry. These statements reflect our current views with respect to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" in the Registration Statement on form F-1 (Registration No.: 333-206723) filed with the U.S. Securities and Exchange Commission on September 22nd, 2015 by the Company. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

LOI to acquire DigiFlex

Signed LOI to acquire all of the outstanding shares of DigiFlex Ltd. in an all-stock transaction valued at approximately $10 million

Terms of the Agreement

- DigiFlex shareholders will receive one share of PV Nano Cell common stock for each two shares of DigiFlex common stock they hold; DigiFlex shareholders will own approximately 33.3% of the combined company
- Transaction is conditioned on the successful completion of the ongoing due diligence process and the completion of definitive agreements. A $2.7 million investment from existing and new investors is a condition to closing.
- LOI includes a timeline of four to six weeks to complete the acquisition and the share swap, allowing the combined company to commence implementation of both technologies into a market-ready solution

Benefits of Acquisition

- DigiFlex offers a number of key printer technologies and inks that with PVN Sicrys™ implement a comprehensive 'Complete Solution Approach' for our customers.
- Unique ability to support additive digital design, prototyping and mass production of electronic devices, such as PCBs, all in one

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DigiFlex Overview

DigiFlex and Additive Digital Manufacturing in the Graphic Industry

- Develops, manufactures and distributes the DigiFlex FlexoJet inkjet-based printing system
- Global operations with distribution channels in Europe, North America and the Far East
- Over 60 printers sold in last three years
- Unique optical and polymer inks and IP
- Proven printing capabilities: 10 different inks printed in parallel, multi layer, high accuracy, mid volume throughputs
- $600k – $700k in sales per year
- Industry game changers, experienced shareholders and board members – Teuza VC, Battery Ventures, Bio Rad US
  - Kenneth Levy, Key Shareholder – founder of KLA Instruments Corporation; KLA-Tencor is a multi-billion dollar company in the semiconductor manufacturing business
  - Dan Vilenski, Chairman – former chairman of Applied Materials Israel; Responsible for the successful integration of three American subsidiaries in Israel: Kulicke and Soffa (K&S), KLA Instruments and Applied Materials

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DigiFlex Inkjet Printers and Inks

DigiFlex FlexoJet 1725

- Develops, manufactures and sells the **DigiFlex FlexoJet 1725** printer systems
  - A revolutionary inkjet-based Computer-to-plate (CTP) solution for photopolymer flexographic, letterpress, dry-offset, and silk screen printing technologies
  - A unique system allows high quality, affordable analog plate materials to be imaged digitally; producing superior results
  - Digital additive process with lower initial and ongoing costs, simpler and "greener" than standard technologies

Polymer Based Inks

- Unique bi-component ink to create an opaque mask directly on top of the plate
  - No longer need the film, imagesetter, and all of the chemical processing steps and equipment required for them


DigiFlex



PVN Expansion with DigiFlex

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- Sicrys™ Nano silver and copper conductive inks
- Additive digital mass production manufacturing
- A "Complete Solution" Approach, customer focused

PV Nano Cell + DigiFlex expands to:

DigiFlex

***Electronics* Sicrys™**

- A whole process comprehensive "Complete Solution" Approach
- Complete system (including equipment, process and inks) for design, prototype, mid volumes and mass production volumes of printed electronics and PCB
- Dielectric and insulator inks, additional inks IP and intelligent chemistry
- Catalyst to expand mass production business

Graphics

- New additive digital production markets
- Sales and increased short term cash flow

Electronics* Sicrys™ *& Graphics

- New future high value markets in additive digital manufacturing for bio-sensors, security and others

Industry game changers, experienced shareholders and board members joining PV Nano Cell ! Kenneth Levy and Dan Vilenski among others.

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Together, Beyond the Frontiers

Printer & Inks proven capabilities (beta site expected in a couple of months to print multi layer PCB's) main properties:

Property	Value	Comments
Inks	Up to 10 in parallel – conductive, dielectric, insulator and resistors; **Silver and Copper Sicrys™ inks**	Unique system to print PCB with embedded passive components including **Copper** patterns
Multi-layer	Proven capabilities	
Accuracy, Registration & Repeatability	~ 40, 10-23 and <5 microns respectively	Best in the market
Throughputs	Graphic – 8 minutes per layer	High throughput for prototyping and design
Line widths	With Sicrys™ inks as low as 50 µm	Very good (not optimized)

Benchmark: Nano Dimensions (NASDAQ/TASE: NNDM)

Integrated Business Model

- PVN provides a comprehensive Complete Solution Approach

Targeting **mass production** applications

PVN Building and implementing "razorblade" model in printed electronics; printers, equipment and process



Application Customer
PVN's Complete Solution
Sicrys™ Inks
Printing Technology & Process

Single crystal conductive **low cost & high quality** nano inks – **PVN Sicrys™**

Polymer based inks – insulators and dielectric functions – **with DigiFlex**

DigiFlex printers for design, prototyping and mid-volume production

Competitive Landscape

Sicrys™ inks compared to other silver and copper inks:

- Better price.
- Robust high throughput, 24/7 printing.
- Low viscosity at 50% (and higher) metal loading.
- Greater stability – over 1 year.
- Proven narrow pattern printing < 50 µm.
- Low resistivity: ρ < 2.5 x bulk.
- Low sintering temperature (< 150 °C).
- Unique products – Silver environmental resistance, copper and solar cell metallization inks.
- Sicrys™ production process:
  - Scaled up
  - Efficient and green
  - Low cost


High Throughput
High Stability
Sicrys™
Copper
Silver
Quality Ink
Other Inks
Silver
Copper
300
1,000
3,500
5,000
10,000
Price ($)

PV Nano Cell Sicrys™ inks / DigiFlex printers:

- Unique "one shop" provider of printers for multi layer/multi ink digital printing electronics
- Silver and copper inks
- Dielectric and insulator inks
- Competitive affordable prices

Intellectual Property

PVN IP **Sicrys™** inks:

- Copper WO PCT/1B2015/051536 (WO2015132719) – National phase.
- Silver WO PCT/US2011/063459 (WO2012078590) – National phase.
- Patents **granted** in USA (9,556,350), Russia (RU 2593311) and China (CN 103282969).
- Patents <u>submitted (Silver and copper)</u>:
  - UK (1020556.5 & 1403731.1).
  - Europe (11846848.7 & 15758302.2).
  - Brazil (112013013885.5 & 11 2016020056 0).
  - India (5064/CHENP/2013 & 201647031956).
  - South Korea (10-2013-7015635 & 10-2016-7026792)
  - Japan (100114775 & 2016-554873).
  - China (2015800145501).
  - Israel (226665 & 247528).
  - Russia (2016137018).
  - USA (15/122,185).



- Additional patents in nano wires and sonochemistry.

- DigiFlex Patents and applications:
  - Process for Producing a Photomask on a Photopolymeric Surface granted: China ZL 2010 8 0013570.4; EP 2391924; France 239192;4; Germany 2391924.
  - Process for Producing a Photomask on a Photopolymeric Surface: UK 2391924; EP 2562599; France 2562599; Germany 2562599; UK 2562599; India; Israel.
  - Process For Dry-Coating Of Flexographic Surfaces: EP 2748677; USA (NP) 9,352,544.

Resources:
Copper - https://patentscope.wipo.int/search/en/detail.jsf?docId=WO2015132719
Silver - https://patentscope.wipo.int/search/en/detail.jsf?docId=WO2012078590; http://bit.ly/2lsNEnl

Investment Considerations

- Focus in **Additive Digital Mass Production solutions**
- **Developed high tech Nano technology**, "green", cost efficient, proven scalability
- PVN owns the **IP**
- Developed a comprehensive **"Complete Solution"** approach – customers oriented and focused
- Serving **multi-billion markets** and additional market opportunities available for the future
- Developed **unique products** (inks) – solar cells and copper
- **High quality systematic work**, will bring additional unique products and technologies in the near future
- **Aggressive growth** - M&A to expand business
- **OTCQB:** PVNNF

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The Winning Business Combination

DigiFlex

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Printers (low/mid volume)
High accuracy
Polymer and Optical inks
Conductive Inks
Silver & Copper
Mass production solutions
Whole Complete Solution
Additive Digital Printing for Electronic Applications

Thank you!

Join us to make a difference in the world!

For more information, please contact:

Corporate Contact:
8 Hamasger st.
P.O. Box 236
Migdal Ha'Emek, 2310102 Israel
http://www.pvnanocell.com/
Phone: +972-4-6546881
Fax: +972-4-6546880

Investor Contact:
Garth Russell / Allison Soss
KCSA Strategic Communications
grussell@kcsa.com / asoss@kcsa.com
212-896-1250 / 212-896-1267

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